NEWS RELEASE

“Augusta Files Plan of Operations with U.S. Forest Service
And To Commence NEPA/EA Process”

DENVER, CO, August 2, 2006 -- Augusta Resource Corporation (TSXV:ARS) (“Augusta or the “Company”) yesterday submitted its formal Plan of Operations to the United States Forest Service for the company’s 100% owned Rosemont copper/molybdenum project in Pima County, Arizona, 30 miles southeast of Tucson. The benchmark document signals the kickoff of the environmental assessment (“EA”) and public review processes for the project.

“This is a significant step for us in this very important venture,” said Jamie Sturgess, Vice-President of Projects and Environment for the Company. “I encourage everyone who is interested in this project to read the plan and get a full understanding of the innovative, sustainable approach we have laid out for the development of Rosemont. We welcome their informed, thoughtful participation in the public review process,” he said.

The 48-page document – which details the project’s description, operations, environmental protection measures, community and social resources and reclamation plan – was submitted to the Forest Service as part of the agency’s federal requirements, and will be reviewed under the National Environmental Policy Act (“NEPA”).

Appointment
The Company is pleased to announce the addition of Mrs. Marlo Hamer-Jackson as Manager, Investor Relations and Corporate Communications to its management team. Mrs. Hamer-Jackson brings extensive knowledge in communications and experience in the resource industry. After working for five years in Corporate Relations at Placer Dome Inc., she spent a short time managing corporate communications at Goldcorp Inc. before joining the Augusta team. Mrs. Hamer-Jackson will be responsible for managing investor communications, enhancing investor awareness and providing publicly available information regarding Augusta. Mrs. Hamer-Jackson holds a Bachelors of Business Administration from Simon Fraser University and honours in the Canadian Securities Course. Mrs. Hamer-Jackson will be compensated with a salary of $80,000 per year and has been granted 50,000 stock options at $1.78 per share.

ABOUT AUGUSTA RESOURCE CORPORATION – Augusta Resource Corp. is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 30 miles southeast of Tucson, Arizona, and contains four known potentially open-pit copper/molybdenum (“Cu/Mo”) deposits. The Rosemont deposit contains 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources, and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
_________________________
Gil Clausen
President and CEO

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. For additional information, please contact the Company.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com